UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*



                                 Gadzooks, Inc.
                            ------------------------
                                (Name of Issuer)



                     Common Stock, $.01 par value per share
                 ----------------------------------------------
                         (Title of Class of Securities)


                                    362553109
                             ----------------------
                                 (CUSIP Number)


                                November 9, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               (Page 1 of 4 Pages)

Cusip No. 362553109
--------------------------------------------------------------------------------
1.  Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Ore Hill Hub Fund Ltd.
Tax I.D. 98-0379390
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization     Cayman Islands

--------------------------------------------------------------------------------
Number of                  5.  Sole Voting Power           460,383
Shares                                                  ------------------------
Beneficially               6.  Shared Voting Power               0
Owned by                                                ------------------------
Each Reporting             7.  Sole Dispositive Power      460,383
Person With                                             ------------------------
                           8.  Shared Dispositive Power          0
                                                        ------------------------

--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person     460,383

--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See instructions)                                                          [ ]
--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)
       5.03%

--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)

OO
--------------------------------------------------------------------------------

                               (Page 2 of 4 Pages)

Item 1.
              (a)   Name of Issuer:
                    Gadzooks, Inc.

              (b)   Address of Issuer's Principal Executive Offices:
                    4121 International Parkway, Carrollton, TX  75007

Item 2.
              (a)   Name of Persons Filing:
                    Ore Hill Hub Fund Ltd.

              (b)   Address of Principal Business Office or, if none, Residence:
                    444 Madison Avenue, New York, NY  10022

              (c)   Citizenship:  Cayman Islands

              (d)   Title of Class of Securities:
                    Common Stock, par value $.01 per share

              (e)   CUSIP Number:
                    362553109
Item 3.

         This statement is not being filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c).

Item 4.  Ownership.

         (a)  Amount beneficially owned: 460,383 shares.
                                         --------------
         (b)  Percent of class: 5.03%.
                                -----
         (c)  Number of shares as to which the person has:
                (i)   Sole power to vote or to direct the vote:
                      460,383 shares.
                      --------------
                (ii)  Shared power to vote or to direct the vote:       0    .
                                                                   ----------
                (iii) Sole power to dispose or to direct the disposition of:
                      460,383 shares.
                      --------------
                (iv)  Shared power to dispose or to direct the disposition of:
                            0     .
                       ----------

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

                               (Page 3 of 4 Pages)

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of a Group.

         Not applicable.

Item 10. Certification.

         (b) This Schedule 13G is being filed pursuant to Rule 13d-1(c):

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              November 19, 2004


                                              ORE HILL HUB FUND LTD.

                                              By: Ore Hill Partners LLC

                                              Its: Investment Advisor


                                              /s/ BENJAMIN NICKOLL
                                              ---------------------------------
                                              Name:   Benjamin Nickoll
                                              Title:  Managing Member

                              (Page 4 of 4 Pages)